Exhibit 99.3

Brookfield Infrastructure Partners L.P.

The following table reconciles net income to adjusted net operating income for the periods indicated:

	Three months ended March 31, 2009		Three months ended March 31, 2008
Millions (except for per unit amounts), unaudited	Total	Per unit	Total	Per unit
Net income (loss)	$(9.0)	$(0.23)	$5.6	$0.14
Add back or deduct the following:
Depreciation, depletion and amortization	11.6	0.30	12.2	0.31
Unrealized losses on derivative instruments	1.7	0.04	3.7	0.10
Deferred taxes	(1.6)	(0.04)	(2.6)	(0.06)
Unrealized loss on investment	6.1	0.16	-	-
Adjusted net operating income	$8.8	$0.23	$18.9	$0.49